United States securities and exchange commission logo





                      August 18, 2023

       Wei Li
       Chief Executive Officer
       DongFang City Holding Group Company Limited
       Level 15, Tower 2
       Etiqa Twins Tower, No. 11
       Jalan Pinang , Kuala Lumpur
       50450

                                                        Re: DongFang City
Holding Group Company Limited
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2021
                                                            Filed January 28,
2022
                                                            File No. 000-56120

       Dear Wei Li:

              We issued comments on the above captioned filing on September 13, 2022. On July 27,
       2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-
       3856 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction
       cc:                                              Qiongfang Xiang